UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated November 7, 2018: Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2018 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2018

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2018 Results

Monaco – November 7, 2018 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine months period ended September 30, 2018.

Summary of Third Quarter 2018 Results

•

Net revenues for the third quarter of 2018 increased by 34% to $50.1 million from $37.3 million during the same period in 2017.

•

Net income for the third quarter of 2018 increased by 21% to $8.1 million from $6.7 million, during the same period in 2017. Adjusted net income1 for the third quarter of 2018 was $8.2 million as compared to adjusted net loss of $1.8 million, during the same period in 2017.

•

EBITDA2 for the third quarter of 2018 was $27.5 million as compared to $27.4 million during the same period in 2017. Adjusted EBITDA3 for the third quarter of 2018 increased by 47% to $27.7 million from $18.9 million during the same period in 2017.

•

Earnings per share and Adjusted earnings per share4 for the third quarter of 2018 were $0.05 and $0.05 respectively, calculated on a weighted average number of 101,559,492 shares, compared to Earnings per share of $0.04 and Adjusted loss per share of $0.05 during the same period in 2017, calculated on a weighted average number of 101,521,234 shares.

Summary of Nine-Months Ended September 30, 2018 Results

•

Net revenues for the nine months of 2018 increased by 33% to $140.6 million from $105.7 million during the same period in 2017.

•

Net income for the nine months of 2018 increased to $18.1 million from $1.9 million, during the same period in 2017. Adjusted net income for the nine months of 2018 was $18.7 million as compared to adjusted net loss of $7.1 million, during the same period in 2017.

•

EBITDA for the nine months of 2018 increased by 23% to $73.4 million as compared to $59.8 million during the same period in 2017. Adjusted EBITDA for the nine months of 2018 increased by 45% to $73.9 million as compared to $50.8 million during the same period in 2017.

•

Earnings per share and Adjusted earnings per share for the nine months of 2018 were $0.09 and $0.10, respectively, calculated on a weighted average number of 101,550,099 shares, as compared to Loss per share and Adjusted Loss per share of $0.10 and $0.19 respectively, during the same period in 2017, calculated on a weighted average number of 100,731,192 shares.

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency. See Table 1.

4 Adjusted Earnings/(loss) per share is a non-GAAP measure and represents Adjusted Net income/(loss) less preferred dividend and preferred deemed dividend divided by the weighted average number of shares. See Table 1.

Fleet and Employment Profile

In August 2018, the Company acquired a second hand, Japanese, 181,400 dwt, Capesize class dry-bulk vessel the Mount Troodos, built in 2009, at what we consider an attractive price. The acquisition was financed from cash on hand and subsequent to quarter end with a new loan facility (see section ‘Update on credit facilities’). Following delivery the vessel was placed into dry docking upon completion of which in early October, the vessel commenced spot employment at a gross daily charter rate of $18,000.

As of October 31, 2018, our operational fleet comprised of 41 drybulk vessels, 11 of which eco-design, with an average age of 8.2 years and an aggregate carrying capacity of 3.8 million dwt. Our fleet consists of 14 Panamax class vessels, 10 Kamsarmax class vessels, 13 post- Panamax class vessels and 4 Capesize class vessels, all built from 2003 onwards.

Set out below is a table showing the Company’s vessels and their contracted employment as of October 31, 2018:

Vessel Name	DWT	Year Built	Country of construction	Gross Charter Rate [USD/day][1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	$13,000	August 2018	December 2018
Koulitsa	76,900	2003	Japan	$15,250	September 2018	December 2018
Paraskevi	74,300	2003	Japan	$13,000	August 2018	November 2018
Vassos	76,000	2004	Japan	$13,550	October 2018	February 2019
Katerina	76,000	2004	Japan	$9,000	May 2018	April 2019
Maritsa	76,000	2005	Japan	$10,100	September 2017	November 2018
Efrossini	75,000	2012	Japan
Zoe	75,000	2013	Japan	$8,200	November 2017	February 2019
Kypros Land	77,100	2014	Japan	$14,850	October 2018	November 2018
Kypros Sea	77,100	2014	Japan	$13,900	August 2018	February 2019
Kypros Bravery	78,000	2015	Japan	$14,200	September 2018	May 2019
Kypros Sky	77,100	2015	Japan	$16,550	October 2018	January 2019
Kypros Loyalty	78,000	2015	Japan	$12,850	January 2018	March 2019
Kypros Spirit	78,000	2016	Japan	$14,000	June 2018	November 2018
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$14,500	April 2018	May 2019
Pedhoulas Trader	82,300	2006	Japan	$14,125	September 2018	January 2019
Pedhoulas Leader	82,300	2007	Japan	$12,500	August 2018	November 2018
Pedhoulas Commander	83,700	2008	Japan	$14,150	June 2018	July 2019
Pedhoulas Builder	81,600	2012	China	$9,900	June 2018	August 2019
Pedhoulas Fighter	81,600	2012	China	$13,000	July 2018	January 2019
Pedhoulas Farmer [3]	81,600	2012	China	$15,300	September 2018	December 2018
Pedhoulas Cherry	82,000	2015	China	$15,250	November 2018	January 2019
Pedhoulas Rose [3]	82,000	2017	China	$10,000	March 2018	May 2019
Pedhoulas Cedrus	81,800	2018	Japan	$15,500	June 2018	July 2019
Post-Panamax
Marina	87,000	2006	Japan	$15,000 $14,500	October 2018 November 2018	November 2018 July 2019
Xenia	87,000	2006	Japan	$12,500	June 2018	November 2019
Sophia	87,000	2007	Japan	$7,250	April 2016	November 2018
Eleni	87,000	2008	Japan	$15,833 $14,950	October 2018 December 2018	November 2018 June 2019
Martine	87,000	2009	Japan	$16,900	October 2018	November 2018
Andreas K	92,000	2009	South Korea	$13,400	September 2018	November 2018
Panayiota K	92,000	2010	South Korea	$13,750	August 2018	May 2019
Agios Spyridonas	92,000	2010	South Korea	$13,150	September 2018	December 2018
Venus Heritage	95,800	2010	Japan	$13,200	November 2017	August 2019
Venus History	95,800	2011	Japan	$14,750	January 2018	June 2019
Venus Horizon	95,800	2012	Japan	$13,950	January 2018	March 2019
Troodos Sun	85,000	2016	Japan	$15,950	March 2018	June 2019
Troodos Air	85,000	2016	Japan	$12,500	May 2018	September 2019
Capesize
Mount Troodos	181,400	2009	Japan	$18,000	October 2018	November 2018
Kanaris	178,100	2010	China	$25,928	September 2011	June 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina	181,400	2014	Japan	$24,376⁴	January 2014	January 2024
Total dwt of existing fleet	3,777,000

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of October 31, 2018, the scheduled start date.  The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th   year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

4.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of October 31, 2018 was:

2018 (remaining)	79%
2018 (full year)	96%
2019	28%
2020	7%

Liquidity

As of October 31, 2018, we had liquidity of $64.0 million consisting of $55.4 million in cash and bank time deposits, $8.6 million in restricted cash. In addition, as of today, we have $36.3 million of incremental borrowing capacity under offer letters which are subject to completion of loan documentation.

Update on sale and leaseback transactions

In May 2018, we exercised the option under a sale and leaseback agreement to purchase one Kamsarmax class vessel at a predetermined price of $22.7 million. The transaction consummated in August 2018, and the Company financed the acquisition of the vessel through cash on hand. Following the exercise of the purchase option, related deferred finance costs of $0.5 million were written off. This was the third purchase option the Company has exercised out of five sale and lease back arrangements previously entered into by the Company.

Update on Dry-docking schedule, Ballast Water Treatment System and Scrubbers installation

As of September 30, 2018, the Company has installed Ballast Water Treatment System (“BWTS”) in four vessels. We expect to install BWTS in four additional vessels during their scheduled dry-dockings within the 4th quarter 2018. The aggregate down time of these dry-dockings is expected to be approximately 90 days out of expected 3,772 ownership days this quarter.

We have scheduled to install BWTS in one vessel within the first quarter of 2019 and BWTS and Scrubbers in four vessels during the second quarter of 2019, concurrently with scheduled dry-dockings. The anticipated aggregate down time is approximately 20 days for the 1st quarter 2019 and 140 days for the second quarter 2019. All contracted BWTS are International Maritime Organization (“IMO”) and United States Coast Guard (“USCG “) compliant.

Update on credit facilities

In October 2018, the Company signed an amendment to an existing loan facility of $32.0 million initially intended for two vessels, upsizing it to a total of $52.4 million expiring in 2023: i) substituting one vessel by the recently acquired Capesize class vessel and ii) refinancing the existing facility for two other vessels. As a result the new facility will be secured by four vessels, and the balloon payments for the refinanced two vessels will be pushed back by one year from 2022 to 2023.

In addition, subsequent to September 30, 2018, the Company has accepted offer letters, which are subject to completion of loan documentation, to refinance certain loan and credit facilities as described below:

The Company agreed to amend an existing loan facility of $90.7 million expiring in 2021 secured by 6 vessels by extending the tenor by 3 years, and pushing back balloon payments to 2024.

The Company agreed to amend and expand existing loan facilities of $71.3 million expiring in 2022 secured by 5 vessels to a total of $101.3 million secured by 6 vessels, extending the tenor of the initial facilities by two years, and pushing back balloon payments to 2024.

The Company agreed to refinance an amount of $47.8 million being part of an existing loan facility expiring in 2022 secured by 4 vessels by extending the tenor by 2 years and pushing back balloon payments to 2024.

The Company agreed to refinance a $50.6 million loan facility secured by 4 vessels, downsizing it to $40.0 million secured by three vessels and extending the tenor by three years and pushing back balloon payments to 2025. Two of the encumbered vessels under the original agreement were released and refinanced by the loan facility of $52.4 million and one unencumbered vessel was added.

As a result of the above actions, we pushed back $132.4 million balloon payments scheduled in 2021 and 2022 to 2023 and 2025, expanding the average tenor, creating a smoother repayment schedule for the following 5 years, reducing the average margin and maintaining the same covenants of our debt, while as of September 30, 2018, our consolidated leverage6, representing total consolidated liabilities divided by total consolidated assets, was 55%.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the third quarter of 2018. The Company had 101,564,700 shares of common stock issued and outstanding as of October 31, 2018.

The Company declared in October 2018 a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from July 30, 2018 to October 29, 2018 payable on October 30, 2018 to the respective shareholders of record as of October 22, 2018.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ‘‘In the last quarter, we worked extensively in refinancing a large part of our debt maturing in 2021 and 2022 and smoothening the debt profile for the following 5 years, in reducing our break-even point by buying back one more vessel under a sale and lease back agreement, in expanding our fleet by one cape size vessel and in progressing environmental investments including scrubbers and ballast water treatment systems. Our investment in scrubbers for half of our fleet is designed so that we will be aligned timely with the IMO 2020 SOx emissions regulation, being in the forefront of technological developments and offering to our charterers reliable solutions from first class manufacturers ahead of the competition”.

6 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels (before BWTS and scrubber installation), owned or leased on a finance lease taking into account their employment, and the book value of all other assets.

Conference Call

On Thursday, November 8, 2018 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November 15, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2018 Results

Net income for the third quarter of 2018 increased to $8.1 million compared to net income of $6.7 million during the same period in 2017, mainly due to the following factors:

Net revenues: Net revenues increased by 34% to $50.1 million for the third quarter of 2018, compared to $37.3 million for the same period in 2017, mainly as a result of improvement in charter rates and to a lesser extent to an increase in the average number of vessels. The Company operated 40.43 vessels on average during the third quarter of 2018, earning a Time Charter Equivalent (“TCE”) rate, representing charter revenues net of commissions and voyage expenses divided by the number of available days, of $13,265, compared to 38.00 vessels and a TCE rate of $10,419 during the same period in 2017.

Vessel operating expenses: Vessel operating expenses increased by 15% to $15.4 million for the third quarter of 2018 compared to $13.4 million for the same period in 2017, mainly as a result of:  i)  6% increase in  average number of vessels to 40.43 vessels for the third quarter of 2018, compared to 38.00 vessels for the same period in 2017, ii) dry docking expense related to two dry-dockings of $0.3 million for the third quarter of 2018, compared to zero for the same period in 2017 ,  iii) pre-delivery expenses related to the Mount Troodos acquisition of $0.2 million for the third quarter of 2018, compared to zero for the same period in 2017 and  iv) increased maintenance, general stores, and spares.

The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel dry-docking and pre-delivery costs increased by 11% to $14.9 million for the third quarter of 2018, compared to $13.4 million for the same period in 2017. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense.

Depreciation: Depreciation decreased by 6% to $12.2 million for the third quarter of 2018, compared to $13.0 million for the same period in 2017, as a result of the lower cost basis of four of our vessels following the impairment recorded during the fourth quarter of 2017, partly offset by the increase in the average number of vessels operated by the Company during the third quarter of 2018.

Other finance income/(cost): Other finance cost decreased to $0.1 million for the third quarter of 2018, compared to other finance income $8.1 million for the same period in 2017. Other finance income in the third quarter of 2017 was as a result of a discount settlement agreement entered into by the Company with a lender which resulted in a net gain on debt extinguishment of $8.2 million, recognized in September 2017.

Interest expense: Interest expense increased to $6.8 million in the third quarter of 2018 compared to $6.1 million for the same period in 2017, as a result of the increased USD LIBOR7 affecting the weighted average interest rate of our loans and credit facilities, despite the decrease in our average indebtedness.

Voyage expenses: Voyage expenses increased to $1.6 million for the third quarter of 2018 compared to $0.9 million for the same period in 2017, mainly as a result of increased vessel repositioning expenses in relation to dry-docking.

Daily vessel operating expenses8: Daily vessel operating expenses increased by 8% to $4,151 for the third quarter of 2018 compared to $3,830 for the same period in 2017 due to the increase of vessel operating expenses discussed above. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 5% to $4,022 for the third quarter of 2018 compared to $3,830 for the same period in 2017.

Daily general and administrative expenses8: Daily general and administrative expenses, which include management fees payable to our Managers9, increased by 23% to $1,425 for the third quarter of 2018, compared to $1,163 for the same period in 2017 mainly due to increased management fees charged by our Managers.

7 London interbank offered rate.

8 See Table 2.

9 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2017	2018	2017	2018
REVENUES:
Revenues	38,845	52,212	109,939	146,602
Commissions	(1,528)	(2,114)	(4,285)	(5,984)
Net revenues	37,317	50,098	105,654	140,618
EXPENSES:
Voyage expenses	(893)	(1,613)	(3,359)	(4,920)
Vessel operating expenses	(13,391)	(15,442)	(39,095)	(47,094)
Depreciation	(12,972)	(12,164)	(38,443)	(35,549)
General and administrative expenses	(4,067)	(5,300)	(12,004)	(14,021)
Loss on sale of assets	—	—	(120)	—
Other operating expense	—	—	(390)	—
Early redelivery cost	(182)	(35)	(267)	(105)
Operating income	5,812	15,544	11,976	38,929
OTHER (EXPENSE) / INCOME:
Interest expense	(6,072)	(6,759)	(17,666)	(19,033)
Other finance income/(costs)	8,099	(90)	7,754	(636)
Interest income	213	261	606	693
(Loss)/gain on derivatives	(4)	8	51	18
Foreign currency gain/(loss)	561	(87)	1,545	(457)
Amortization and write-off of deferred finance charges	(1,878)	(798)	(2,385)	(1,367)
Net income	6,731	8,079	1,881	18,147
Less Preferred dividend	2,940	2,874	9,375	8,511
Less Preferred deemed dividend	—	—	2,146	—
Net income/(loss) available to common shareholders	3,791	5,205	(9,640)	9,636
Earnings/(Loss) per share basic and diluted	0.04	0.05	(0.10)	0.09
Weighted average number of shares	101,521,234	101,559,492	100,731,192	101,550,099

	Nine-Months Period Ended September 30,
	2017	2018
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	35.4	58.8
Net cash used in investing activities	(21.1)	(33.3)
Net cash used in financing activities	(42.0)	(35.0)
Net decrease in cash and cash equivalents	(27.7)	(9.5)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2017	September 30, 2018
ASSETS
Cash, time deposits, and restricted cash	60,016	41,934
Other current assets	19,070	17,444
Vessels, net	942,876	965,665
Advances for vessels under construction and vessels upgrades	3,653	5,026
Restricted cash non-current	8,651	8,251
Other non-current assets	831	807
Total assets	1,035,097	1,039,127
LIABILITIES AND EQUITY
Current portion of long-term debt	25,588	65,304
Other current liabilities	11,345	13,654
Long-term debt, net of current portion	541,816	486,711
Mezzanine equity	—	16,998
Shareholders’ equity	456,348	456,460
Total liabilities and equity	1,035,097	1,039,127

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2017	2018	2017	2018
Net Income - Adjusted Net (Loss)/Income
Net Income	6,731	8,079	1,881	18,147
Plus Loss on sale of assets	—	—	120	—
Plus Early redelivery cost	182	35	267	105
Plus Other operating expense	—	—	390	—
Plus Loss/(gain) on derivatives	4	(8)	(51)	(18)
Plus Foreign currency (gain)/loss	(561)	87	(1,545)	457
Less Gain on debt extinguishment	(8,189)	—	(8,189)	—
Adjusted Net (loss)/income	(1,833)	8,193	(7,127)	18,691
EBITDA - Adjusted EBITDA
Net Income	6,731	8,079	1,881	18,147
Plus Net Interest expense	5,859	6,498	17,060	18,340
Plus Depreciation	12,972	12,164	38,443	35,549
Plus Amortization	1,878	798	2,385	1,367
EBITDA	27,440	27,539	59,769	73,403
Plus Loss on sale of assets	—	—	120	—
Plus Early redelivery cost	182	35	267	105
Plus Other operating expense	—	—	390	—
Plus Loss/(gain) on derivatives	4	(8)	(51)	(18)
Plus Foreign currency (gain)/loss	(561)	87	(1,545)	457
Less Gain on debt extinguishment	(8,189)	—	(8,189)	—
ADJUSTED EBITDA	18,876	27,653	50,761	73,947
Earnings/(Loss) per share
Net Income	6,731	8,079	1,881	18,147
Less Preferred dividend	2,940	2,874	9,375	8,511
Less Preferred deemed dividend	—	—	2,146	—
Net income/(loss) available to common shareholders	3,791	5,205	(9,640)	9,636
Weighted average number of shares	101,521,234	101,559,492	100,731,192	101,550,099
Earnings/(Loss) per share	0.04	0.05	(0.10)	0.09
Adjusted (Loss)/Earnings per share
Adjusted Net (Loss)/Income	(1,833)	8,193	(7,127)	18,691
Less Preferred dividend	2,940	2,874	9,375	8,511
Less Preferred deemed dividend	—	—	2,146	—
Adjusted Net (loss)/income available to common shareholders	(4,773)	5,319	(18,648)	10,180
Weighted average number of shares	101,521,234	101,559,492	100,731,192	101,550,099
Adjusted (Loss)/Earnings per share	(0.05)	0.05	(0.19)	0.10

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2017	2018	2017	2018
FLEET DATA
Number of vessels at period’s end	38	41	38	41
Average age of fleet (in years)	7.25	8.08	7.25	8.08
Ownership days (1)	3,496	3,720	10,358	10,796
Available days (2)	3,496	3,655	10,288	10,574
Operating days (3)	3,478	3,628	10,181	10,433
Fleet utilization (4)	99.5%	97.5%	98.3%	96.6%
Average number of vessels in the period (5)	38.00	40.43	37.94	39.55
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$10,419	$13,265	$9,943	$12,833
Daily vessel operating expenses (7)	$3,830	$4,151	$3,774	$4,362
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (8)	$3,830	$4,022	$3,679	$4,152
Daily general and administrative expenses (9)	$1,163	$1,425	$1,159	$1,299

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(8)

Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Manager and daily company administration expenses.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com